

April 1, 2024

Zhiyong Tang
Chief Executive Officer
Roan Holdings Group Co., Ltd.
No. 1 Building, 5 Bailiantan Road, Yuhang District
Hangzhou, Zhejiang
The People's Republic of China

      Re: Roan Holdings Group Co., Ltd.
           Annual Report on Form 20-F
           Amendment No. 1 to Annual Report on Form 20-F
           File No. 001-36664

Dear Zhiyong Tang:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance

cc: Stephen M. Wurzburg